Mail Stop 6010

June 13, 2005



Via Facsimile and U.S. Mail

Ms. Kimiko Milheim
Chief Financial Officer
Logic Devices Incorporated
395 West Java Drive
Sunnyvale, CA 94089

	Re: 	Logic Devices Incorporated
		Form 10-K for the fiscal year ended September 30, 2004
      SEC File No. 0-17187


Dear Ms. Milheim:

      We have reviewed your response letters dated April 14, 2005 and
May 17, 2005 and have the following additional comments. We have limited our review to those issues we have addressed in our comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended September 30, 2004

Financial Statements, page 22

Inventories, page 29

1. Please refer to prior comments 1(a) and (c). Please provide us with a revised rollforward of your inventory reserve account for fiscal 2002, 2003, and 2004. The revised schedule should reflect the following amounts: balance at beginning of period, amounts charged/debited to cost of sales to increase the inventory reserve, amounts deducted from the reserve account for inventory that was sold, amounts deducted from the reserve for inventory that was scrapped, amounts credited to cost of sales to reduce the inventory reserve, other charges/debits, other credits, and the balance at the
end of the period.  Provide footnotes to explain the nature of each
significant amount.
2. Please refer to prior comments 1(a) and (c). Tell us why the write-off of work-in-process inventory of $250,300 in 2004 and $1.1 million in 2003 is reflected in your inventory rollforward schedule on page 43 as deductions. Tell us the nature of these write-offs, the status of the inventory, and whether or not the inventory had been previously reserved. Explain how you account for your inventory reserves. Tell us why the amount of deductions shown in the schedule on page 43 impacts your costs of sales and gross profit for 2004 and
2003.
3. Please refer to prior comment 1(a) and (d). Please tell us the debits and credits recorded in fiscal 2004, 2003, and 2002 to directly write-off inventory. Explain how you derived an actual reserve of $1,043,200 in fiscal 2003 per your response and how that amount reconciles with your inventory reserve rollforward on page 43.
Explain why the write-off of inventory results in a decrease to the amount of your inventory reserve charged to cost of sales.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.



      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.


Sincerely,



Kate Tillan
Assistant Chief Accountant

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Ms. Kimiko Milheim
Logic Devices Incorporated
June 13, 2005
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